Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Novuson Surgical Inc.
11824 North Creek Parkway North, Suite 103
Bothell, WA 98011
www.novuson.com

Up to $1,070,000.00 in Common Stock at $0.64
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Novuson Surgical Inc.
Address: 11824 North Creek Parkway North, Suite 103, Bothell, WA 98011
State of Incorporation: WA
Date Incorporated: February 13, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 15,625 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,671,875 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.64
Minimum Investment Amount (per investor): $499.84

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based:**</u>

Friends

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3| $25,000+

Invest $25,000+ and receive 25% bonus shares.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The 10% StartEngine Owners' Bonus

Novuson Surgical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $64. Fractional shares will not be distributed and share bonuses will be

determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Novuson Surgical Inc. ("Novuson" or the "Company") is a pre-revenue, innovative medical device company founded in 2014 and based in Bothell, WA. The Company is developing what we believe is the world's first Direct Therapeutic Ultrasound (DTU) surgical instrument platform for minimally invasive, robotic, and endoscopic surgeries.

We believe Novuson's launch product (3mm Mini LS) will be essential for Vessel Sealing/Dividing in Gynecological, Urological, Bariatric, Pediatric, Trauma, and other surgical specialties. Novuson was granted an exclusive patent license for 7 U.S. patents with the University of Washington. 4 of those patents are still active. The exclusive license grants Novuson the exclusive rights to make, have made on Novuson's behalf, use, offer to sell or sell, offer to lease or lease, import, or otherwise offer to dispose or dispose of Licensed Products in the Territory in the Field of Use. The license granted in this Agreement is limited to the inventions that are expressly claimed in the Licensed Patent. Novuson also has the right to sublicense the rights under this agreement. In addition, Novuson has three (3) US patents awarded in 2021 and has filed in six (6) countries internationally. Novuson has completed prototypes and the first product launch of the platform will be what we believe to be a first-in-class 3mm Mini-Laparoscopic Sealer/Divider. We believe that the use of Novuson systems will improve safety, significantly reduce bleeding, substantially improve patient outcomes, and reduce hospital costs.

Once Novuson receives regulatory clearance, we will do user evaluation studies with our Key Opinion Leaders (KOL) in gynecological and pediatric surgery. Our KOL's will present our products and the results of their studies at medical conferences. Novuson will also have marketing booths at the conferences to demonstrate our products to the surgeons in attendance.

Once we have feedback from our KOL's we will start our direct sales at ambulatory surgical centers. In addition, Novuson will explore licensing agreements in other countries and in specialties such as robotic and endoscopic surgery. Once Novuson has market traction through direct sales, we will expand into distribution agreements to enter into the hospital systems.

Active Litigation

Two convertible noteholders of the Company filed a complaint in King County (case no 22-2-00975-6 SEA). Plaintiff 1 has two convertible notes with a principal of $166,210 and $250,000. Plaintiff 2 has a convertible note with a principal of $250,000. The 12-month notes were issued in January 2018 with 12-month extensions; 15% interest for the first 12 months and 30% interest thereafter. Novuson has been working with both of these investors since 2019 to extend their notes and renegotiate the terms to be more in line with the terms of the notes associated with our strategic partner. Plaintiffs have refused every offer/attempt to extend the notes because Novuson will not and cannot give them millions of penny warrants for extending their notes.

Plaintiffs allege breach of contract because Novuson did not pay off their notes when they reached maturity nor give them millions of additional warrants. We believe there are no terms on these note that indicates Plaintiffs should get penny warrants for extending and/or renegotiating their notes.

While we are under the belief that because Novuson has tried to negotiate a resolution in good faith numerous times and the Plaintiffs keep reneging after agreeing to terms, if the suit continues, we believe the courts will consider Novuson's position favorably.

Competitors and Industry

Electrosurgical devices are ubiquitous in the surgical arena. They are used in approximately 89% of all surgical procedures. The current technologies are primarily radiofrequency (RF) based or harmonic.

The radiofrequency devices (whether bipolar or monopolar) transmit electricity from one end-effector to the other to cauterize the tissue clamped between the end-effectors. Radiofrequency devices have a built-in razor knife to cut the tissue once it is cauterized.

Harmonic devices use an ultrasonic waveguide to create a mechanical motion at the clamping end-effector. This results in friction cauterizing and burning through the tissue.

The two main producers of electrosurgical devices are Medtronic (28% market share) and Ethicon (40% market share). Though there are many other manufacturers of these devices these two companies hold the majority of the market. It is projected that the global electrosurgical device market will reach $6.5 billion in 2022 with a 4.6% CAGR. Novuson's technology is one of the only electrosurgical technologies that can be adapted to most surgical platforms, which will afford Novuson a larger TAM than our competitors.

Current Stage and Roadmap

Novuson is a pre-revenue company that has completed the first build of its production

validation test (PVT) articles. These are the prototype devices that are used for validation and verification studies for regulatory filing. Though considered a prototype these devices are constructed from the exact same materials and using the exact same design as our commercial product. The FDA requires that all validation and verification testing be completed with "as manufactured" devices. These devices have been tested on the bench and in animal studies. The next steps are to perform sterilization, safety, packaging, shipping, shelf-life studies, and other validation studies required by the FDA.

Once these studies are complete Novuson will file for 510k clearance with the FDA. Once 510k clearance is granted, Novuson will launch our first product with our Key Opinion Leaders in ambulatory surgical centers. This "soft launch" will be to evaluate the functionality of the devices in a clinical setting. Feedback from the surgeons will drive any design changes prior to our full commercial launch. In addition to this first device, Novuson has 3 additional products that are in the prototype phase. Novuson will strive to launch a new product every 9 to 12 months.

The Team

Officers and Directors

Name: Stuart B Mitchell

Stuart B Mitchell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO
  Dates of Service: February 13, 2014 - Present
  Responsibilities: All operations of the company including technology development. Mr. Mitchell receives an annual salary of $175,000 and has approximately 11,677,182 shares as a founder.

- **Position:** Chairman
  Dates of Service: February 13, 2014 - Present
  Responsibilities: Chair of the Board of Directors, This is an uncompensated role at Novuson. Directors do not receive salary or equity.

- **Position:** Chief Science/Technology Officer
  Dates of Service: February 14, 2014 - Present
  Responsibilities: Develop Novuson's technology, this role is included in Dr. Mitchell's annual salary

- **Position:** President
  Dates of Service: February 13, 2014 - Present
  Responsibilities: Oversee operations of the company, this role is included in Dr. Mitchell's annual compensation

Other business experience in the past three years:

- **Employer:** BioDesign Research & Development
  Title: President
  Dates of Service: January 01, 2004 - Present
  Responsibilities: Biomedical Engineering Consultant

Other business experience in the past three years:

- **Employer:** Biomimetic Electrospinning Technologies
  Title: CEO/Founder
  Dates of Service: November 01, 2011 - Present
  Responsibilities: Manage the IP of the company. This is a non-compensated role that requires only a few hours per year

Name: Carla Corkern

Carla Corkern's current primary role is with First Gen Cohorts. Carla Corkern currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Corporate oversight. Carla does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** First Gen Cohorts
  Title: Co-Founder
  Dates of Service: September 12, 2020 - Present
  Responsibilities: unkown

Other business experience in the past three years:

- **Employer:** Vistage Worldwide
  Title: Freelance CEO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: CEO coach

Other business experience in the past three years:

- **Employer:** Emily Jerry Foundation
  Title: Board Member
  Dates of Service: December 01, 2017 - Present
  Responsibilities: Company Oversight

Other business experience in the past three years:

- **Employer:** YouScript
  Title: Board Member
  Dates of Service: April 01, 2019 - April 12, 2020
  Responsibilities: Company oversight

Other business experience in the past three years:

- **Employer:** Modern Systems
  Title: Board Member
  Dates of Service: April 01, 2013 - July 01, 2019
  Responsibilities: Chair of the Audit Committee

Name: Sam Liao

Sam Liao's current primary role is with Retired. Sam Liao currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Corporate Oversight. Sam does not currently receive salary or equity compensation for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational UltraStat or that the product may never be used to engage in surgeries. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in surgeries. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our UltraStat. Delays or cost overruns in the development of our UltraStat and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Novuson Surgical Inc. was formed on 2/13/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Novuson Surgical Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 11 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We have been named as defendants in a complaint filed in King County for breach of contract.

The result of the active legal dispute may have an adverse effect on the company which could result in the companies inability to pay off the debt. While we are under the belief that because Novuson has tried to negotiate a resolution in good faith numerous times and the complainants keep reneging after agreeing to terms, if the suit continues (even though we are trying to negotiate a resolution) we believe the courts will consider Novuson's position favorably. We understand that the complaint may result in a significant cash shortfall which will adversely impact Novuson's ability to meet milestones or even sustain the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stuart Mitchell	10,000,000	Common Stock	17.72%
Stuart Mitchell	342,466	Preferred Stock	
Stuart Mitchell	190,100	Convertible Note on Series B (Series 1A)	
Stuart Mitchell	70,994	Convertible Note on Series B (Series 3)	
Stuart Mitchell	902,389	Convertible Note Warrants (class 1)	
Stuart Mitchell	171,233	Series A Warrants	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Note on Series B (Series 1 Notes), Convertible Note on Series B (Series 1A), Convertible Note on Series B (Series 2), Convertible Note on Series B (Series 3), Series A Warrants, Convertible Note Warrants (class 1), Convertible Note Warrant (class 2), and Other Warrants. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,671,875 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 16,440,226 outstanding.

Voting Rights

All shareholders holding over 2% of the company shares have the right to vote. However, as an investor in this offering, you have granted your votes by proxy to the CEO of the Company.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 38,777,555 shares, includes 16,440,226 shares of Common Stock, 9,023,973 shares of Preferred Stock, 4,511,986 shares of Series A Warrants, 7,000,000 shares of Class 2 Convertible Note Warrants, and 1,801,370 shares of Other Warrants.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Preferred Stock

The amount of security authorized is 22,131,849 with a total of 9,023,973 outstanding.

Voting Rights

Each share of Series A Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Stock. The holders of the Series A Stock shall vote with Common Stock on all matters except as specifically provided in the Company's governing documents or as otherwise required by law.

Material Rights

Dividends

The holders of the Series A Stock shall be entitled to receive noncumulative dividends in preference to any dividend on the Common Stock, when and as declared by the Board. Any declared but unpaid dividends will be payable upon an acquisition or liquidation of the Company.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Stock shall be entitled to receive, prior and in preference to the holders of Common Stock, an amount equal to the original purchase price (or conversion price, as the case may be) of the Series A Stock (as adjusted for stock dividends, splits, combinations, etc.), plus declared but unpaid dividends, respectively (the "Liquidation Preference"). After the payment of the Liquidation Preference, the assets of the Company shall be distributed ratably to the holders of Common Stock. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the capital stock of the Company does not represent a majority of the outstanding shares of the surviving corporation (other than bona fide equity financing transactions) shall be deemed to be a liquidation.

Conversion

Each holder of Series A Stock shall have the right to convert all or a portion of its, his or her Series A Stock, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment as provided below. The Series A Stock shall be automatically converted into Common Stock, at the then applicable conversion price, (i) in the event that the holders of at least 75% of the outstanding Series A Stock consent to such conversion or (ii) upon the closing of a firmly underwritten public offering of shares of Common Stock.

Anti-Dilution

Proportional adjustments will be made for capital reorganizations, stock splits, reclassifications, and similar adjustments. Standard, broad-based weighted average anti-dilution protection will be in effect for issuance of additional shares below the conversion price of the Series A-1 and A-2 Stock, respectively, then in effect, except for the issuance of Common Stock upon conversion of Series A Stock, pursuant to the employee option pool or other customary exceptions.

Voting Rights

Each share of Series A Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Stock. The holders of the Series A Stock shall vote with Common Stock on all matters except as specifically provided in the Company's governing documents or as otherwise required by law.

Protective Provisions

Consent of the holders of at least 75% of the outstanding shares of Series A Stock, voting as a separate class, shall be required for any action (by merger or otherwise) that would (i) liquidate, dissolve or wind-up the Company or effect any merger, or consolidation or any other liquidation event, (ii) amend or repeal any provision of, or add any provision to the Articles or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series A Stock; (iii) increase or decrease the number of authorized shares of preferred stock or Common Stock; (iv) reclassify

the Series A Stock or create any new securities having rights, preferences or privileges senior to or being in parity with the Series A Stock; (v) pay a dividend on or repurchase of any shares of Common Stock or preferred stock (excluding employee share repurchases, upon termination of employment, as may be approved by the Board); or (vi); sell, license, lease or transfer the equity or assets of any direct or indirect subsidiary of the Company.

Information Rights

The Company will provide annual financial information, periodic capitalization information and inspection rights to investors.

Registration Rights

Investors holding securities included within the definition of "Registrable Securities" under any applicable agreement of the company or investors may demand up to two (2) registrations of their securities of the Company, and will have unlimited "piggyback" registration rights.

Investor Qualifications

The offering of Series A Stock is made in reliance on exemptions from the registration and qualification requirements of the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. The Series A Stock will be offered to "accredited investors" as defined in Regulation D of the Securities Act.

Transferability

The Series A Stock will be restricted securities under federal and state securities laws and will not be transferable unless certain conditions imposed by those laws are met. In addition, transfer of the Series A Stock is restricted. An opinion of counsel will be required in order to transfer the Series A Stock. Each certificate will contain a legend stating such restrictions.

Convertible Note on Series B (Series 1 Notes)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 1 Notes) are outlined below:

Amount outstanding: $261,250.00
Maturity Date: October 11, 2019
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $13,000,000.00
Conversion Trigger: $3,000,000

Material Rights

There are no material rights associated with Convertible Note on Series B (Series 1 Notes).

Convertible Note on Series B (Series 1A)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 1A) are outlined below:

Amount outstanding: $500,000.00
Maturity Date: February 08, 2020
Interest Rate: 30.0%
Discount Rate: 40.0%
Valuation Cap: $13,000,000.00
Conversion Trigger: Optional Trigger

Material Rights

There are no material rights associated with Convertible Note on Series B (Series 1A).

Convertible Note on Series B (Series 2)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 2) are outlined below:

Amount outstanding: $2,000,000.00
Maturity Date: January 22, 2021
Interest Rate: 12.0%
Discount Rate: 20.0%
Valuation Cap: $11,800,000.00
Conversion Trigger: $3,000,000

Material Rights

2X liquidation preference

This is a convertible promissory note financing agreement with HOYA Corporations ("HOYA"). Other investors acceptable to HOYA and the Company fund the remainder of the round.

As a condition of the investment, all 1% shareholders had to enter into a voting agreement appointing a director from HOYA to Novuson's Board. However, there is no amendment to the Company's bylaws indicating that a voting agreement is required and not all 1% shareholders entered into that voting agreement.

Convertible Note on Series B (Series 3)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 3) are outlined below:

Amount outstanding: $170,000.00
Maturity Date: March 26, 2023
Interest Rate: 12.0%
Discount Rate: 20.0%

Valuation Cap: $11,800,000.00
Conversion Trigger: $3,000,000 Equity Round

Material Rights

2X liquidation Preference

Series A Warrants

The amount of securities outstanding is 4,511,986.

Material Rights

Warrants can be exercised for 60 days after regulatory clearance

Convertible Note Warrants (class 1)

The amount of securities outstanding is 15,132,754.

Material Rights

Warrants can be exercised for 60 days post regulatory approval. Note: shares are based off conversion at the cap.

Convertible Note Warrant (class 2)

The amount of securities outstanding is 7,000,000.

Material Rights

10 year warrant from time of issue. Share price based on Series B

Other Warrants

The amount of securities outstanding is 1,801,370.

Material Rights

10 Year warrants with a fixed price

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,000,000.00
  Use of proceeds: Finalize prototype development
  Date: October 22, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,500.00
  Number of Securities Sold: 15,000,000

Use of proceeds: Founders shares
Date: February 13, 2014
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,151,534
Use of proceeds: Licensing Agreement with UW
Date: January 01, 2015
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $170,000.00
Use of proceeds: Regulatory
Date: March 26, 2021
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $101,042.00
Number of Securities Sold: 288,692
Use of proceeds: Contract Engineering
Date: December 31, 2020
Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
Type of security sold: Equity
Final amount sold: $2,636,500.00
Number of Securities Sold: 9,325,342
Use of proceeds: Prototype development and operations
Date: June 01, 2017
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $927,460.00
Use of proceeds: Prototype development and operations
Date: January 15, 2019
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

This offering will allow Novuson to function for approximately 12 months without revenue generation. During that period, we plan to finalize our commercial development, conduct validation and verification studies for regulatory clearance, and submit our first product to the FDA for clearance.

The timeline to conduct this work is projected to be approximately 9 months after which we will conduct a user evaluation study and begin marketing our first product.

Foreseeable major expenses based on projections:

Major expenses will include outsourced validation activities such as sterilization, biocompatibility, shipping, packaging, aging, and safety. In addition, Novuson will incur major expenses with respect to contract engineering services for completing the commercially viable product. The final major expenses will be purchasing the necessary components for building the number of test articles needed for the validation studies as well as the costs associated with assembly and testing the articles. Beyond those expenses, the largest expense will be G & A expenses related to day-to-day operations.

Future operational challenges:

The major operational challenges Novuson foresees is hiring and retaining talented staff for assembly and testing Novuson technology. To date, Novuson has been an R&D company. To complete regulatory filing Novuson will need to hire sufficient numbers of skilled technicians and engineers that can modify and assembly our technology in a repeatable and consistent manner. Technicians with the expertise that Novuson requires are in high demand in the Seattle area, hence this competitive hiring landscape will prove challenging.

Future challenges related to capital resources:

In order to build out Novuson platform and go to market Novuson will need to raise an additional $5 million dollars. This will be challenging but Novuson is in preliminary discussions with strategic partners that have shown interest in possibly leading the next equity round.

Future milestones and events:

The greatest impact milestone is Novuson achieving our first regulatory clearance. In addition to regulatory clearance, Novuson has fundraising milestones and licensing milestones. Novuson also has the goal of raising $5 million USD by the end of 2022 and expanding our operations through licensing agreements in China and Europe. These milestones are all projected to be met in 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, the Company had capital resources available in the form of a line of credit for $43,000 from Bank of America. This line of credit currently has an outstanding balance of $33,443. A line of credit for $10,000 from BECU that has an outstanding balance of $0.00. A commitment to loan $50,000 from our shareholders and approximately $15,000 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the final development of our commercially viable 3mm device and regulatory clearance of the device. However, we are in strategic discussions with companies that will support these initiatives as well as future product development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has projected, approximately 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 months. This is based on a current monthly burn rate of $15,000 for expenses related to G&A and R&D activities for modifying our system for commercial viability.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 13 months. This is based on a projected monthly burn rate of $100,000 for expenses related to validation activities ($113,000), R&D activities for developing our commercially viable device ($220,000), G&A expenses ($177,000), contract engineering expenses ($230,000) and Salaries ($267,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Venture Capital, Angel Investors, Institution Investors, Reg A+, and Strategic Partnerships/licensing agreements. Currently, Novuson has a convertible note offering open with $830,000 remaining. However, this note will close once the RegCF platform opens.

Concurrently, Novuson will be working on licensing agreements and investment from strategic partners. We currently have two non-binding terms sheets we are evaluating. One is a $30,000,000 pre-money valuation, $10,000,000 equity investment, and $1,000,000 for an exclusive license. The other is a $25,000,000 pre-money, $3,000,000 equity investment, and $2,000,000 exclusive license. We expect one of these partnerships to close within a few months.

Indebtedness

- **Creditor:** Stuart Mitchell
  Amount Owed: $15,000.00
  Interest Rate: 10.0%
  Maturity Date: August 31, 2022

- **Creditor:** Carla Corkern
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: August 31, 2022

- **Creditor:** Michael Levin
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: August 31, 2022

Related Party Transactions

- **Name of Entity:** Stuart Mitchell
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $10,000 secured loan to the company in 2018 that was paid off in 2019
  Material Terms: Secured 10% interest

- **Name of Entity:** Stuart Mitchell
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $15,000 loan to the company in 2021
  Material Terms: 10% interest, 12 month loan. Optional conversion to equity

- **Name of Entity:** CQuadric Corporation
  Names of 20% owners: Carla Corkern
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $25,000 loan to the company
  Material Terms: 10% interest, 12 month term, optional conversion to equity

Valuation

Pre-Money Valuation: $24,817,635.20

Valuation Details:

Novuson's valuation is based on several factors. Most notably, we considered Novuson's assets, in particular our intellectual property and trademarks.

The names Novuson and UltraStat are trademarked.

Novuson was founded in 2014 at which time we entered into a licensing agreement with the University of Washington for worldwide rights to seven patents. Subsequently, two legacy patents have expired and Novuson opted out of one patent leaving Novuson with the rights to four patents from the UW. The 8,414,494 patent has 3 claims pertaining to the design and construction of thin profile transducers. The 9,198,635 patent has 11 claims pertaining to using high-intensity ultrasound in laparoscopic instruments for surgical ablation. The 8,500,643 patent has 4 claims pertaining to high-powered transducers that can also be used for imaging. And the 8,900,145 patent has 1 claim pertaining to real-time temperature estimation.

Novuson has also been awarded two patents in early 2021. The 10,925,629 patent has 3 claims pertaining to our transducer design and assembly. And the 10,925,628 patent has 3 claims pertaining to methods for engaging and clamping tissue. In addition, a third patent was allowed in 2021, the 15/787633 patent has 3 claims pertaining to using therapeutic ultrasound in a surgical device.

The three patents awarded to Novuson in 2021 were the foundation for the international patent application WO 2019/055870 A1. This application was used to file internationally in China, Korea, Japan, EU, India, and Hong Kong, all of which are pending approval.

The valuation of the company's previous funding rounds

Novuson raised its Series A Novuson raised at a pre-money valuation of $6.2 million in 2016. After receiving an additional $3 million in non-dilutive funding from the NIH Novuson opened Convertible Notes to raise funds. The 2018 convertible note was led by a strategic investor who requested a cap on the note of $11.8 million dollars. Given the 20% discount on the note, this implies that the strategic investor valued Novuson at approximately $15 million. At the time of this valuation, Novuson had a prototype device that demonstrated our proof-of-concept. As part of the funding round milestones, we improved the technology to demonstrate commercial viability for sealing vasculature and commercial viability for dividing vasculature. In addition, we started our regulatory process and built our first run of production validation test articles in 2021.

Comparison to the valuation of competitors.

Novuson also evaluated companies that were founded over the last 20 years that developed and manufactured advanced energy devices that would be competitive with Novuson technology as tabulated below. On average these companies raised approximately $60 million, exited on average in 8 years with valuations on average of $243 million. Interestingly, the average valuation at exit is 4x the amount of funding raised over the life of the company.

Most notably and most recent company comparison is Bolder Surgical (Justright Surgical). Bolder was founded in 2010, four years prior to Novuson, and produced three disposable products and an energy console. Bolder had regulatory approval for all of the products. Bolder's flagship product was a 3mm in diameter vessel sealer. older is the only other company besides Novuson that produces a 3mm in diameter vessel sealer. Novuson's 3 mm in diameter vessel sealer also divides vessels making our technology more valuable as a surgical instrument. Novuson also uses a proprietary technology that may prove to be safer and move effective than Bolder's RF technology. Bolder was acquired by Hologic after 11 years for $160 million. Novuson has four prototype products (of which our 3mm Mini LS is close to regulatory clearance) and an energy console.

Considering Novuson is at an earlier stage (8 years old and pre-revenue), has more potential products, has new disruptive technology, approximately $9 million of funding to date, and when considering the aforementioned companies, supports our valuation.

1. SurgRX

- Founded: 2001

- Raised: $79,400,000

- Acquisition Price: $285,000,000

- Acquirer: Ethicon

- Date: 2008

- #Years: 7

2. Peak Surgical

- Founded: 2005

- Raised: $29,350,000

- Acquisition Price: $120,000,000

- Acquirer: Medtronic

- Date: 2011

- #Years: 6

3. Salient Surgical

- Founded: 1999

- Raised: $116,500,000

- Acquisition Price: $525,000,000

- Acquirer: Medtronic

- Date: 2011

- #Years: 12

4. Interlace Medical

- Founded: 2006

- Raised: $30,750,000

- Acquisition Price: $125,000,000

- Acquirer: Hologic

- Date: 2011

- #Years: 5

5. Justright Surgical

- Founded: 2010

- Raised: $59,500,000

- Acquisition Price: $59,500,000

- Acquirer: Hologic

- Date:2021

- #Years: 11

<u>**Average**</u>

- Raised: $60,850,000

- Acquisition Price: $243,000,000

- #Years: 8

Management and previous startup successes

In 2004 Jean Maixner DVM, Stuart Mitchell PhD, and their business partners Beth Davidow DVM and Mike Ford PhD, started Animal Critical Care and Emergency Services (ACCES). This was a multispecialty veterinary practice and emergency clinic. The business model was a new, innovative, concept for veterinary medicine. Within a few months of opening the company was cash-flow positive and had grown from 10 employees to 20 employees. By setting a standard of excellence in veterinary medicine, Dr. Maixner and Dr. Davidow grew the business to a multilocation practice with over 100 employees generating monthly revenue of around $1,000,000. We sold the company via acquisition with a nationwide veterinary practice in 2013.

Like ACCES, Novuson has a unique business/technology. By establishing core values and quality standards Novuson will strive to achieve success.

The total number of shares outstanding on a fully diluted basis, 38,777,555 shares, includes 16,440,226 shares of Common Stock, 9,023,973 shares of Preferred Stock, 4,511,986 shares of Series A Warrants, 7,000,000 shares of Class 2 Convertible Note Warrants, and 1,801,370 shares of Other Warrants.

The pre-money valuation does not take into account any convertible securities currently outstanding nor 15,132,754 shares of Class 1 convertible note warrants. The Company currently has $2,931,250 in convertible notes outstanding. Please refer to the Company Securities of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent

evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  36.5%
  Funds will be used to complete the validation and verification studies for our 510k regulatory filing. This will include building test fixtures, final improvements to our control unit and applicator unit, and the contract engineering to complete work.

- *Operations*
  15.0%
  General and administrative costs for 9 months of operation

- *Company Employment*
  30.0%
  Salary for direct employees which includes CEO, transducer technician, operations manager, and pre-clinical technician

- *Contract Services for Regulatory Filing*
  15.0%
  Contract services include sterilization, biocompatibility, packaging validation, shipping validation, and safety validation which are all required for regulatory filing

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.novuson.com (Annual reports are distributed directly to shareholders).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/novuson

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Novuson Surgical Inc.

[See attached]

NOVUSON SURGICAL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Novuson Surgical, Inc.
Bothell, Washington

We have reviewed the accompanying financial statements of Novuson Surgical, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020, and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 31, 2021
Los Angeles, California

NOVUSON SURGICAL, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 347,061	$ 424,137
Acccount receivables, net	-	-
Prepaids and other current assets	-	-
Total current assets	**347,061**	**424,137**
Property and equipment, net	28,977	61,395
Intangible assets	52,596	57,089
Total assets	**$ 428,635**	**$ 542,622**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ 26,025	$ 24,364
Credit Card	5,499	299
Other current liabilities	12,334	12,248
Total current liabilities	**43,858**	**36,911**
Promissory Notes and Loans	45,602	-
Total liabilities	**89,460**	**36,911**
STOCKHOLDERS EQUITY		
Common Stock	1,579	1,579
Series A Preferred Stock	1,513	1,513
Additional Paid In Capital	5,553,491	4,986,994
Retained earnings/(Accumulated Deficit)	(5,217,409)	(4,484,376)
Total stockholders' equity	**339,175**	**505,710**
Total liabilities and stockholders' equity	**$ 428,635**	**$ 542,622**

See accompanying notes to financial statements.

NOVUSON SURGICAL, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	-	$	-
Cost of goods sold		-		-
Gross profit		-		-
Operating expenses				
General and administrative		554,204		625,668
Research and development		177,715		187,858
Sales and marketing		249		1,074
Total operating expenses		732,167		814,599
Operating income/(loss)		(732,167)		(814,599)
Interest expense		-		9,311
Other Loss/(Income)		(936)		(200)
Income/(Loss) before provision for income taxes		(731,231)		(823,710)
Provision/(Benefit) for income taxes		1,801		(4,210)
Net income/(Net Loss)	**$**	**(733,033)**	**$**	**(819,500)**

See accompanying notes to financial statements.

NOVUSON SURGICAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Preferred Shares Series A Shares	Preferred Shares Series A Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	15,790,000	$ 1,579	15,131,849	$ 1,513	$ 3,550,079	$ (3,664,875)	$ (111,704)
Share-Based Compensation					1,915		1,915
Capital contribution					1,435,000		1,435,000
Net income/(loss)						(819,500)	(819,500)
Balance—December 31, 2019	15,790,000	1,579	15,131,849	1,513	4,986,994	$ (4,484,376)	$ 505,710
Share-Based Compensation					1,497		1,497
Capital contribution					565,000		565,000
Net income/(loss)						(733,033)	(733,033)
Balance—December 31, 2020	15,790,000	$ 1,579	15,131,849	$ 1,513	$ 5,553,491	$ (5,217,409)	$ 339,175

See accompanying notes to financial statements.

NOVUSON SURGICAL, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(733,033)	$	(819,500)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		32,418		32,536
Amortization of intangibles		4,493		16,961
Share-based compensation		1,497		1,915
Changes in operating assets and liabilities:				
Account receivables, net		-		18
Prepaid expenses		-		16,655
Account payables		1,661		(19,052)
Credit Cards		5,200		(18,036)
Other current liabilities		86		(145,676)
Net cash provided/(used) by operating activities		**(687,678)**		**(934,179)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(12,000)
Net cash provided/(used) in investing activities		**-**		**(12,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		565,000		1,435,000
Borrowing on Promissory Notes and Loans		45,602		-
Repayment of Promissory Notes and Loans				(65,000)
Net cash provided/(used) by financing activities		**610,602**		**1,370,000**
Change in cash		(77,076)		423,821
Cash—beginning of year		424,137		316
Cash—end of year	**$**	**347,061**	**$**	**424,137**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	9,311
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Novuson Surgical, Inc. was incorporated on February 12, 2014, in the state of Washington. The financial statements of Novuson Surgical, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bothell, Washington.

Novuson, a spinout from the University of Washington's highly regarded Applied Physics Laboratory's Center for Industrial and Medical Ultrasound, is developing its Direct Therapeutic Ultrasound (DTU) technology platform for coagulation and hemostatic control in surgical and trauma procedures. DTU technology should enable clinicians to perform surgeries more quickly and to rapidly control bleeding associated with traumatic injuries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $97,061 and $174,137, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Plant and Equipment	5-7 years
Machinery and Equipment	5-7 years
Computer Equipment	5-7 years
Leasehold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include website and software development costs, which will be amortized over the expected period to be benefitted, which may be as long as 10 years

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Novuson Surgical, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the

amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its commercialization of its Direct Therapeutic Ultrasound (DTU) technology products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020, and December 31, 2019, amounted to $249 and $1,074, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 31, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Deferred Compensation Liability	12,248	12,248
Accrued Taxes	86	-
Total Other Current Liabilities	**$ 12,334**	**$ 12,248**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Plant and Equipment	$ 3,228	$ 3,228
Machinery and Equipment	146,226	146,226
Computer Equipment	18,105	18,105
Leasehold Improvements	31,745	31,745
Property and Equipment, at Cost	**199,305**	**199,305**
Accumulated depreciation	(170,328)	(137,910)
Property and Equipment, Net	**$ 28,977**	**$ 61,395**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020, and 2019 was in the amount of $32,418 and $32,536, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020, and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Patent	$ 55,185	$ 55,185
Website	13,465	13,465
Software	20,439	20,439
Intangible assets, at cost	**89,089**	**89,089**
Accumulated amortization	(36,493)	(32,000)
Intangible assets, Net	**$ 52,596**	**$ 57,089**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020, and 2019 was in the amount of $4,493 and $16,961, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense	
2021	$	(4,493)
2022		(4,493)
2023		(4,493)
2024		(4,493)
Thereafter		(34,624)
Total	**$**	**(52,596)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019, 15,790,000 shares have been issued and are outstanding.

Preferred Stock Series A

The Company is authorized to issue 20,000,000 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 15,131,849 shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	2,523,325	$ 0.00	-
Granted	250,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	2,773,325	$ 0.00	8.42
Exercisable Options at December 31, 2019	2,773,325	$ 0.00	8.42
Granted	611,886	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	3,385,211	$ 0.00	7.42
Exercisable Options at December 31, 2020	3,385,211	$ 0.00	7.42

Stock option expense for the years ended December 31, 2020, and December 31, 2019, was $1,497 and $1,915, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered received PPP loan in the amount of $45,602. The details of the Company's loan and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 45,602	1.00%	3/5/2020	3/5/2022	$ 266	$ 266	$ -	$ 45,602	$ 45,602
Total					$ 266	$ 266	$ -	$ 45,602	$ 45,602

On August 11, 2021, the company received forgiveness for the loan in the full amount, $45,602.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020, and December 31, 2019, consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(200,796)	$	(260,794)
Valuation Allowance		200,796		260,794
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(729,162)	$	(528,366)
Valuation Allowance		729,162		528,366
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,651,500, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,651,500. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 202, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On November 12, 2021, the company issued a Convertible Promissory Note in the amount of $25,000 to Michael Levin, an investors. The Note bears an interest rate of 10% and has maturity date set on August 31, 2022.

On September 7, 2021, the company issued a Convertible Promissory Note in the amount of $15,000 to Stuart Mitchell, the founder and the owner of the company, and his wife Jean Maixner. The Note bears an interest rate of 10% and has maturity date set on August 31, 2022.

On June 7, 2021, the company issued a Convertible Promissory Note in the amount of $25,000 to Stuart Mitchell, the founder and the owner of the company. The note bears an interest rate of 12% and has maturity date set on March 26, 2023.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 25, 2016, the company entered into a multi-tenant lease agreement with Marymoor Warehouse Associates, LLC for renting of business premises located in Bothell, Washington. The lease contract ends on September 30, 2026. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2021	$	60,228
2022		64,756
2023		66,696
2024		68,700
2025		70,768
Thereafter		48,112
Total future minimum operating lease payments	**$**	**379,260**

Rent expense was in the amount of $77,020 and $81,405 as of December 31, 2020, and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through December 31, 2021, the date the financial statements were available to be issued.

On November 12, 2021, the company issued a Convertible Promissory Note in the amount of $25,000 to Michael Levin, an investor. The Note bears an interest rate of 10% and has maturity date set on August 31, 2022.

On September 7, 2021, the company the company issued a Convertible Promissory Note in the amount of $15,000 to Stuart Mitchell, the founder and the owner of the company, and his wife Jean Maixner. The Note bears an interest rate of 10% and has a maturity date set on August 31, 2022.

During 2021, the company issued a Convertible Promissory Note Series 3 in the amount of $45,000 to three holders. The note bears an interest rate of 12% and has maturity date set on March 26, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is pre-revenue and has a net operating loss of $732,167, an operating cash flow loss of $687,678 and liquid assets in cash of $347,061, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Novuson Surgical Inc.

Soundly Simplifying Surgery


SOUNDLY SIMPLIFYING SURGERY
The First Substantive Innovation In Advanced Energy Technology In Over 25 Years

Website | Bothell, WA | HEALTH TECH

$0.00 raised

0 Investors	$24.8M Valuation
$0.64 Price per Share	$499.84 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Novuson has developed what we believe is the next generation of electrosurgical devices that are safer and more effective than current electrosurgical devices. We plan for our Direct Therapeutic Ultrasound surgical devices to disrupt the surgical device market, improving patient safety. Novuson is pre-revenue and in the prototype phase - - (Novuson has four prototype products (of which our 3mm Mini LS is close to regulatory clearance) and an energy console.)

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Safer Technology - Our patented DTU technology leaves no burned tissue, no charred tissue, and no carcinogenic smoke
- Market Disruptor - Novuson's technology solves the weaknesses of the two market-dominant electrosurgical solutions
- Strategic Investments and Partnerships - Secured investment from major medical technology company and currently in negotiation for additional strategic partnerships

OVERVIEW

The first substantive innovation in vessel sealing & dividing in over 25 years

We believe Novuson's patented technology is unprecedented for surgical and trauma procedures. It's a trailblazing innovation in vessel sealing and dividing and hemostasis (bleeding control). The company is developing its direct therapeutic ultrasound (DTU) technology for coagulation and hemostatic control.

We believe our DTU technology speeds up surgeries and arms clinicians with rapid controls of bleeding associated with traumatic injuries. Novuson's solution does not transmit electricity through the patient, unlike market-dominant solutions, more importantly, no burned or charred tissue or any carcinogenic smoke is created in the process, resulting in safer procedures. This technology is built into a device with three configurations: the 3mm UltraStat Mini LS, 5mm UltraStat LS, and 10mm Maxx. Four total products are in the prototype phase, with one having its design for manufacturing (DFM) completed and its first production devices built out.



SIZES

3mm UltraStat Mini LS

5mm UltraStat LS

10mm Maxx

**Images are computer generated demo versions. Product is still currently under development*

Novuson has completed the first build of its production validation test (PVT) articles. The next steps are to perform sterilization, safety, packaging, shipping, shelf-life studies, and other validation studies required by the FDA. We will file for 510k clearance with the FDA once these studies are complete.

The company was born out of the University of Washington's highly regarded Applied Physics Laboratory's Center for Industrial and Medical Ultrasound. Our founder and CEO is an alumnus and has designed biomedical instrumentation and devices for approximately 20 years.

COMPLETED First build of its production validation test (PVT) articles

Sterilization | Safety | Packaging

Shipping | Shelf-Life Studies | Other Studies

THE PROBLEM

Existing electrosurgical technologies lack safety & precision, leading to harmful consequences

According to our research, 33% of all surgeries experience complications. Does that number sound high to you?

That's probably because 49% of those surgical complications were avoidable–– 77% of which were due to technical errors. If these tools were more safe, precise, and versatile, these devastating numbers could shrink. There is a need for innovative surgical solutions that improve patient outcomes and ultimately reduce hospital costs.

SURGICAL PROCEDURES AREN'T PERFECT

33% of all surgeries experience complications

49% of those surgical complications were avoidable

77% of those were due to technical errors

Source: Healy et al and Stokes et al

The two market-dominant electrosurgical solutions for sealing and dividing tissue are radio frequency (RF) and harmonic. Both solutions cause smoke, charring, and thermal damage to tissue with each application. Patients are already worried about the ailment that requires surgery. The last thing they should be worried about is the technology used to treat them.

Existing RF solutions run high-frequency electrical currents through the patient, and utilize that transmission. Harmonic solutions employ mechanically vibrating cutting bars, and utilize that friction heat. Both solutions achieve a level of success that is severely limited in speed, precision and range of application.

CAN YOU TELL WHAT'S GOING ON HERE?


Radio Frequency


Harmonic

Surgeons struggle too. Due to the smoke caused by Radio Frequency & Harmonic tools, the images above are all a surgeon can see while performing surgery.

WHY IS THERE SMOKE?

The smoke caused by Radio Frequency and Harmonic tools is due to their processes of charring & burning.


Charring
Radio Frequency
Harmonic
Burning
Radio Frequency
Harmonic

The smoke can cause additonal severe heath hazards post surgery, including:

- Toxic gases
- Viruses
- Bacteria
- Vapors & particulates
- Viable & non-viable cellular material

The cultivation of energy for those solutions also puts hospital buildings at risk. One out of every 200 uses of an electrosurgical device results in an adverse event, such as operating room fires or severe burns due to electrical arcing.

Surgical fires are not only a danger to patients but also to medical staff as a result of several factors including toxic gases and vapors that get released, as well as exposure to viruses and bacteria.

Source: Massarweh, N. N., Cosgriff, N., & Slakey, D. P. (2006)



Example of a surgical fire

THE MARKET

$6.4 billion total addressable market, electrosurgical devices used in 89% of all surgical procedures

The surgical device market is valued at an estimated $50 billion. Electrosurgical devices like ours are used in approximately 12% of surgical procedures. This translates to a total addressable market of $6.4 billion in 2020. The 5.2% CAGR can drive up our total addressable market to $8.8 billion by 2025.

TOTAL ADDRESSABLE MARKET


$50 Billion
Surgical Device Market
$6.4B
2020
$8.8B
2025

Source: Global MD&D Market Report EMS Summit, Statistics MRC ID: 283193, Grand View Research Oct 2016, Markets and Markets (2916860), BCC Research (HLCO93A)

For every surgery completed, there's an 89% chance the surgeon used an electrosurgical device. The technology behind the essential device was likely radio frequency (RF) or harmonic. Radio frequency devices transmit electricity from one end-effector to the other. The electricity cauterizes and the tissue is then cut with a built-in razor knife. Harmonic devices generate an ultrasonic waveguide to create a mechanical motion at the clamping end-effector. Friction is created, which cauterizes and burns through the tissue.

THE SOLUTION

Innovations in precision, safety, & versatility for electrosurgical solutions

Patients and surgeons deserve innovation to achieve successful operations. Our solution does not run electricity through the patient, burn or char their tissue, or generate any carcinogenic smoke in the operating room. Novuson's electrically neutral design makes it safer and cleaner than conventional technologies.


Direct Therapeutic Ultrasound (DTU)
NO SMOKE PLUME

**Images are computer generated demo versions. Product is still currently under development*

Our technology debuts in an improved surgical device for sealing and dissecting tissue, as well as whole organ cauterization. Our devices come in three configurations for a wide range of clinical applications. Medical professionals can choose between the 3mm UltraStat Mini LS or the 5mm UltraStat LS models for sealing/dissecting and the 10mm Maxx model for whole organ cauterization.


3mm
5mm
10mm

Each device has jaws that clamp down on tissue. Confined energy is created between these jaws, delivering a controlled, uniform therapy zone. We do this without passing an electric current through the patient–– an unprecedented level of performance.


00:02
Direct Therapeutic Ultrasound™ (DTU)
ULTRASTAT MAXX 10mm

**Images are computer generated demo versions. Product is still currently under development*


THE NEW STANDARD — 3 & 5 mm
Up to 7mm vessels
Minimal head spread & collateral damage
3-5 second sealing time
THE NEW STANDARD — 10 mm
Up to 50mm tissue thickness
Up to 100mm tissue length
3 minute sealing time

Novuson has a “Razor-Razor Blade” business model. Our applicator unit sales are based on the number of surgical procedures performed, and there are 410 million annual surgical procedures worldwide. Our generator sales are based on the number of surgical suites the equipment is placed in, and there are 405K surgical suites world-wide. We will enter the market through direct sales at ambulatory surgical centers (ASCs). Our key opinion leaders there will conduct surgical studies with various procedures and publish the results. Traction with ASCs will jumpstart Novuson to develop strategic partnerships for distribution in hospital systems.

OUR TRACTION

We raised $5 million & won the NIH STTR Award

Our accomplishments result from our innovative technology and the industry relationships we cultivate. We raised $5.57 million through series A financing and two convertible notes. Our Novuson platform device won the National Institute of Health’s (NIH) STTR Award for the perioperative device. We were awarded the HemoClamp SBIR grant ($1.5 million) and the Periop SBIR grant ($1.47 million). Four prototypes have been developed, with one in the process of design for manufacturing. Final reports were submitted to NIH with all grant milestones achieved.


NOVUSON'S PATENTED DTU TECHNOLOGY REPRESENTS THE
First substantive innovation in over 25 years for targeting vessel sealing / dividing, & homeostasis in surgical & trauma applications
AWARDS
National Institute of Health's (NIH) STTR Award
HemoClamp SBIR Grant
Periop SBIR Grant

**Images are computer generated demo versions. Product is still currently under development*

In early 2019, we began collaborating with med-tech companies. Three months later, we achieved the first tranche milestone: sealing in under 3 seconds. The following year, we achieved the second tranche milestone: dividing in under 5 seconds.



6mm porcine carotid artery
Treatment time < 5 secs
Burst pressure > 700mmHg



3mm porcine carotid artery
Treatment time < 3 secs
Burst pressure > 700mmHg

Additional partnership milestones:

- Licensing agreement formed with the University of Washington in 2015
- Cooperative research and development agreement formed with Madigan Army Medical Center in 2016
- Participated in a pre-meeting with the FDA in 2017
- Distribution agreement in Italy in 2018
- Received term sheet for strategic partnerships in China in September 2021

Product development milestones:

- Filed international patents in 6 countries in 2020
- Demonstrated 1st production validation test articles that meet Novuson's value proposition in March 2021
- Two new patents were awarded in January 2021
- Newest patent was awarded in October 2021

WHY INVEST

Major partnerships & agreements can help us become the premier electrosurgical device manufacturer

It takes **a collaborative team** of surgeons and medical professionals to ensure outstanding patient outcomes. That's why we are employing partnerships and agreements to become the leading electrosurgical device manufacturer.

Success comes from synergy. Novuson is currently in discussions with five major medical device manufacturers to secure strategic partnerships and licensing agreements. These relationships will provide extraordinary growth opportunities. We want "Novuson" to pop into the head of every medical professional who needs new electrosurgical devices.


"
Our company name aims to be synonymous with 'safer' & 'more effective' than current technologies.

Novuson plans to grow with nimble product development efforts. We hope to launch a new product every six to nine months and currently have three additional prototypes ready for design for manufacturing. Interest from major electrosurgical device manufacturers to integrate Novuson's technology could further diversify our market presence.

The current technologies that seal and divide tissue do not prioritize the safety of patients and the success of surgeons. It's time to **finally cut through** the limitations and risks with innovation.


NOVUSON TECHNOLOGY OFFERS
Speed
Precision
Versatility
Safety
Electrically Neutral

**Images are computer generated demo versions. Product is still currently under development*

We envision this part of your journey with Novuson as an exciting ribbon-cutting ceremony. It celebrates the future of surgical improvement. Your investment is like that shiny pair of scissors that cuts the ribbon and exhilarates the crowd. Would you like to do the honors?

Meet Our Team



Stuart B Mitchell

President

Experienced executive with a demonstrated history of working in the research industry and academia. Skilled in Bioreactor Development, Medical Devices, Biomedical Devices, Biomechanics, and Tissue Engineering. Strong entrepreneurship professional with a Doctor of Philosophy (Ph.D.) focused in Bioengineering from University of Washington.



Carla Corkern

Director

Intellectually curious and passionate about people, process, and profit!

I love to manage processes, create cross-functional teams, create high energy & high performing teams.

I've succeeded in start-up environments, turn around scenarios and M&A integrations for both public and private companies by building plans, teams, campaigns, processes, from beginning to on-going concern. Pre-revenue to ~$50 Million in ARR.

Experience in many technology markets: Healthcare, Automation, SAAS Platforms for Supply Chain and Healthcare, Enterprise infrastructure & applications, EAI, corporate portals, knowledge management, content management, search technology, XML infrastructure technology, security/user management, wireless/mobile apps, networking, groupware, personal productivity applications



Sam Liao

Director

Previously with Lakeside, Metropolitan Investments and Merrill Lynch Capital Investments. Mr. Liao brings financial and investment oversight to Novuson's Board



Marco Daoura

EVP of Product and Programs

Mr. Daoura graduated from the University of Washington with both a Bachelor of Science in Electrical Engineering and a Master of Science in BioEngineering with focus on Control Theory and Molecular Biotechnology. He has over 20 years in the healthcare industry from Philips Healthcare to Fujifilm Medical Systems, UltraLinq Healthcare. His work in innovation crosses many multidisciplinary areas from technology development, to technology architecture, program management, product services, product management and marketing, and market commercialization.



Derek Khorsand

Chief Medical Officer

Derek grew up in a small town in southwest Washington and is a graduate of the University of Washington School of Medicine, where he was the top graduate in his class. After a year of training in general surgery, Derek trained in Interventional Radiology at the University of Washington, where he was Chief Resident. He has a strong background in basic and clinical research and experience in medical device commercialization.



Jean Maixner

EVP Finance

Founder and Hospital Administrator Animal Critical Care and Emergency Services, 2 locations, 100+ employees, Exit via Acquisition

Offering Summary

Company	Novuson Surgical Inc.
Corporate Address	11824 North Creek Parkway North, Suite 103, Bothell, WA 98011
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$499.84

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	15,625
Maximum Number of Shares Offered	1,671,875
Price per Share	$0.64
Pre-Money Valuation	$24,817,635.20

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3| $25,000+

Invest $25,000+ and receive 25% bonus shares.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The 10% StartEngine Owners' Bonus

Novuson Surgical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $64. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The Novuson ultra stat direct therapeutic sound system designed for open or minimally invasive surgery, establishes a new paradigm in surgical technology to improve patient outcomes through superior precision, speed, safety, and versatility. Transducers embedded into ultra stat device jaws transmit direct therapeutic ultrasound or DTU to a wide range of tissue thicknesses and vessel diameters. The ultra stat DTU energy is confined to the width of the jaws and concentrated at the mid plain. This results in the application of energy from the inside out, delivering a controlled, uniform therapy zone.

In contrast to previous device modalities, Novuson's DTU energy is electrically neutral, making it safe for use near nerves and implanted devices due to its minimal thermal spread.

The 3mm UltraStat Mini LS is ideal for tissue and vessel sealing and dividing on thicknesses up to 7 millimeters. Once the DTU is activated, total zone coagulation is achieved in under five seconds with no smoke plume. The direct therapeutic ultrasound cutting mode safely divides the target tissue with no tissue sticking and no tissue charring before the next therapeutic bite.

The Novuson UltraStat direct therapeutic ultra sound system improving patient outcomes through superior precision, speed, safety, hemostasis, and versatility.

Graphic: Novuson: Soundly simplifying surgery. www.novuson.com

Pending FDA 510K clearance. Funded in part by grants from the National Institute of General Medical Sciences (NIGMS) and the National Heart, Lung, and Blood Institute (NHLBI) of the NIH.

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